UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of November 2010

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is reporting the departures of Samuel Rubinstein, Senior Vice President and General Manager, effective November 18, 2010, and Avraham Yacobi, Ph.D., Senior Vice President, Research and Development, effective November 15, 2010.

Taro is also reporting that Michael Kalb, C.P.A., who has served as Chief Accounting Officer for the Company and Chief Financial Officer of the Company’s subsidiary, Taro Pharmaceuticals U.S.A., Inc. since June 2009, has been appointed to serve as Interim Chief Financial Officer of the Company.  Mr. Kalb fills the vacancy created by the departure, effective November 15, 2010, of Ron Kolker, C.P.A., the former Senior Vice President and Chief Financial Officer of the Company.

Michael Kalb has over eighteen years of financial and accounting advisory experience.  From June 2004 to June 2009, Mr. Kalb was a Director in the Accounting and Financial Consulting Group of Huron Consulting Group, Inc. (“Huron”).  In this role, he provided various public companies and other clients with financial accounting services.  Mr. Kalb was an integral part of Huron’s advisory team that assisted the Company with the restatement of its financial statements for 2005 and prior years.  Mr. Kalb’s experience also includes over ten years at Ernst & Young, LLP within the Transaction Advisory Services Group and Audit and Assurance Services Group.  Mr. Kalb received a Bachelor of Science in Accounting from the University at Albany, State University of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer